500 Oracle Parkway	phone +16505067000
Redwood Shores	oracle.com
California 94065

November 29, 2012

VIA EDGAR

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Oracle Corporation
Form 10-K for the Fiscal Year Ended May 31, 2012
Filed June 26, 2012
File No. 000-51788

Dear Ms. Blye:

This will acknowledge receipt of your request for information set forth in your letter to Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation (“Oracle”), dated November 20, 2012, regarding Oracle’s Form 10-K for the fiscal year ended May 31, 2012. We understand that this is a standard inquiry being made of many public companies by the SEC’s Office of Global Security Risk, created to assist in the fight against global terrorism.

We would like to request additional time to respond to your comments and request for information and expect to be able to provide our response during the week of December 31, 2012. If you have any further questions, please contact me at (650) 506-7000.

Very truly yours,

/s/ Christopher Ing

Christopher Ing

Assistant General Counsel and Assistant Secretary

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance, SEC
Pradip Bhaumik, Special Counsel, Office of Global Security Risk, Division of Corporation Finance, SEC
Dorian Daley, Senior Vice President, General Counsel and Secretary, Oracle Corporation
William Corey West, Senior Vice President, Corporate Controller and Chief Accounting Officer, Oracle Corporation
Brian S. Higgins, Vice President, Associate General Counsel and Assistant Secretary, Oracle Corporation